AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

Between

T. ROWE PRICE U.S. BOND ENHANCED INDEX FUND, INC.

(to be renamed to T. ROWE PRICE QM U.S. BOND INDEX FUND, INC.)

and

T. ROWE PRICE ASSOCIATES, INC.

 This Amendment (the “Amendment”) to the Investment Management Agreement is made as of the 30th day of July, 2020, by and between T. ROWE PRICE U.S. BOND INDEX FUND, INC. (which was renamed T. ROWE U.S. BOND ENHANCED INDEX FUND, INC., effective May 6, 2011, and will be renamed T. ROWE PRICE QM U.S. BOND INDEX FUND, INC., effective October 1, 2020), a Maryland corporation (the “Corporation”), on behalf of the T. Rowe Price U.S. Bond Enhanced Index Fund (to be renamed T. Rowe Price QM U.S. Bond Index Fund effective October 1, 2020) (the “Fund”), a separate series of the Corporation, and T. ROWE PRICE ASSOCIATES, INC., a corporation organized and existing under the laws of the State of Maryland (hereinafter called the “Manager”).

W I T N E S S E T H:

 WHEREAS, the parties hereto entered into an Investment Management Agreement dated as of July 18, 2000 (the “Agreement”);

 WHEREAS, the Fund’s Board of Directors, including a majority of the directors who are not interested persons of the Fund, has approved, effective October 1, 2020, to restructure the Fund’s management fee and to indefinitely waive or pay certain of the Fund’s expenses as described hereunder, to amend the Agreement, and has determined that such actions would be in the best interest of the Fund and its shareholders;

 WHEREAS, as set forth in the Agreement, the Manager receives an annual management fee from the Fund and is responsible for paying all of the expenses of the Fund except for certain excluded expenses;

 WHEREAS, the Corporation’s Board of Directors, including a majority of the Directors who are not interested persons of the Corporation, has approved the restructuring of the Fund’s management fee and the indefinite waiver or payment by the Manager of all of the Fund’s expenses, except for certain excluded expenses; and

 WHEREAS, the parties hereto desire to amend the Agreement to make the changes set out below;

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

 1. Paragraphs 2 and 3 of the Agreement are amended to read as follows:

  2.  [reserved]

  3. Management Fee and Expense Limitation. The Fund shall pay the Manager a fee computed as follows, based on the value of the net assets of the Fund:

  A. Fee Rate. The fee shall be at the annual rate of 0.07% of the average daily net assets of the Fund.

  B. Method of Computation. The fee shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly to the Manager. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate described in subparagraph (A) of this Paragraph 3, and multiplying this product by the net assets of the Fund as determined in accordance with the Fund’s prospectus as of the close of business on the previous business day on which the Fund was open for business.

   C. Proration of Fee. If this Agreement becomes effective or terminates before the end of any month, the Fee for the period from the effective date to the end of such month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.

   D. Expense Limitation. The Manager agrees to indefinitely waive its Fee and/or pay the Corporation’s expenses, on behalf of the Fund, excluding interest; taxes (all taxes or governmental fees payable by or with respect of the Fund to federal, state, or other governmental agencies, domestic or foreign, including stamp or other transfer taxes); brokerage commissions (all brokers’ commissions and other charges incident to the purchase, sale, or lending of the Fund’s portfolio securities); directors’ fees and expenses (All compensation of directors, other than those affiliated with the Manager, and all expenses (including counsel fees and expenses) incurred in connection with their service); and nonrecurring and extraordinary expenses (such nonrecurring expenses as may arise, including the costs of actions, suits, or proceedings to which the Fund is a party and the expenses the Fund may incur as a result of its legal obligation to provide indemnification to its officers, directors, and agents) (collectively, “Expenses”), to the extent its Fee plus the Expenses in the aggregate exceed an annual rate of 0.30% of the Fund’s average daily net assets (hereinafter referred as the “Expense Limitation”). Any Fees waived or Expenses paid by the Manager pursuant to the Expense Limitation are subject to reimbursement to the Manager by the Fund whenever Fees and expenses in the aggregate are below an annual rate of 0.30% of the Fund’s average daily net assets. However, no reimbursement will be made more than three years after the waiver or payment of Fees or Expenses by the Manager pursuant to the Expense Limitation or if such reimbursement would result in the Fund’s Fees and Expenses in the aggregate exceeding an annual rate of 0.30% of the Fund’s average daily net assets.

 2. All other terms and conditions of the Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	T. ROWE PRICE U.S. BOND ENHANCED INDEX FUND, INC. (to be renamed to T. ROWE PRICE QM U.S. BOND INDEX FUND, INC.)
/s/Shannon Hofher Rauser ___________________________________ Shannon Hofher Rauser, Assistant Secretary	/s/David Oestreicher By:___________________________________ David Oestreicher, Executive Vice President

Attest:	T. ROWE PRICE ASSOCIATES, INC.
/s/Kathryn L. Reilly ____________________________________ Kathryn L. Reilly, Assistant Secretary	/s/Fran Pollack-Matz By:___________________________________ Fran Pollack-Matz, Vice President

CAPS\Documents\Agreements\Investment Management Agreements\UBX Amended Investment Management Agreement.docx